PUBLIC

SECURITI[illegible] N

17009265

SEC
Mail Processing
Section

MAR 0 1 2017

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **CSG CAPITAL ADVISORS, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 E. CHURCH STREET, SUITE 425
(No. and Street)

ORLANDO	**FLORIDA**	**32801**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RON GOFF **(404) 835-7560**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, DAVID SIMON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSG CAPITAL ADVISORS, LLC, as of DECEMBER 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Of Florida
County of orange

Signature

MEMBER
Title

Public Notary

FLDL S550 168 54 0120

JESSICA MORALES
Notary Public - State of Florida
My Comm. Expires Nov 2, 2018
Commission # FF 139355

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of CSG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CSG Capital Advisors, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of CSG Capital Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CSG Capital Advisors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 25, 2017

CSG Capital Advisors LLC

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$ 18,494
Other Current Assets	287
Total assets	$ 18,781

Liabilities and Member's Equity

Accounts Payable – related party	$ 1,410
Total Liabilities	1,410
Member's equity	17,371
Total liabilities and member's equity	$ 18,781

The accompanying notes are an integral part of these financial statements

(1) Organization

Business

CSG Capital Advisors, LLC (the "Company") is a Florida limited liability company, and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under a FINRA Membership Agreement which currently allows the firm to conduct business as an investment banker offering merger and acquisition services to clients that desire to sell to another company, purchase another company or raise capital through private placement offerings exempt from registration under the Securities Exchange Act of 1933. The Company's primary source of revenue is providing merger and acquisition services to small and medium sized companies.

(2) Description of Business and Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation insurance limits.

Accounts Receivables

The company closely monitors accounts receivables and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. As of December 31, 2016 there were no accounts receivable or allowance for doubtful accounts.

Investment Banking Fees

During 2016 a fee was earned for introducing an investor to a company that was raising its initial capital by a private placement offering for a new venture. A fee was also earned on a merger of two publically traded companies. Various investment banking services were in process at December 31, 2016 and early 2017. Fees are earned when a transaction is completed and recorded at that time when the amount of the fee is reasonably determined.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no

(2) Description of Business (continued)

***Income Taxes* (continued)**

interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, the Company is generally subject to US Federal, state or local income tax examinations related to the Company's activities before 2013.

(3) Property and Equipment Under a Services Agreement

Because the Company shares facilities with another related firm under common ownership, it operates under a Services Agreement to compensate the other firm for usage of equipment and space on the basis of utilization. Therefore it currently has no property or equipment that is carried on its balance sheet.

(4) Related Party Transactions

Under a Services Agreement described in note (3) above, the Company accrued an amount due the other party to this agreement in the amount of $1,410 during 2016. This amount accrued and due to Capital Strategies Group LLC, a company with which it shares common ownership, for reimbursement for usage of phone, internet, copying machine and space. There is an amount due pursuant to the Services Agreement of $1,410 at December 31, 2016.

(5) Net Capital Requirements

The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $17,083 as defined, which was $ 12,083 in excess of its required minimum net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was 0.100 to 1 at December 31, 2016.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(6) Subsequent Events

During 2014 David Simon entered into an agreement to sell his 100% interest in CSG Capital Advisors, LLC. The term of this agreement expired during 2015. Mr. Simon has extended the term of this agreement on a month by month basis and can fully terminate this agreement at any time.

David Simon has entered into this agreement to sell his 100% interest in CSG Capital Advisors, LLC to the 100% owner of Lyons Wealth Management LLC., Winter Park, Florida. Lyons operates an investment advisory business and is a sub-advisor to two mutual funds and is in the process of making application to the Financial Industry Regulatory Authority ("FINRA") for a change in control of the Company and a change in its FINRA Membership Agreement to add wholesale mutual fund distribution to it's authorized services. The change in control and change in membership is subject to FINRA approval. An application for this approval was filed in early 2017.

Subsequent to December 31, 2016 the Company notified FINRA and the Securities and Exchange Commission that a technical violation of the Net Capital Rule had occurred that placed the Company's net capital below the require minimum. The violation had no impact on the operations or financial reports during the period it was in violation and was immediately corrected after it was discovered. At this time the Company cannot determine the action that FINRA or the Securities and Exchange Commission might take or any resulting action's operational or economic impact on the Company.

The Company has evaluated subsequent events through February 25, 2017, the date which the financial statements were available to be issued, and has determined that the Company had no other events occurring subsequent to December 31, 2016 requiring disclosure.

(7) **Commitments and contingencies**

The Company does not have any commitments or contingencies, except the sales agreement and possible pending regulatory action noted in (6) above.

The Company does not have any arbitration or litigation claims that will result in a loss or future obligation at the time these financial statements were available to be issued.